EXHIBIT 99.2

PN SMART ENERGY LTD.

F-1

PN SMART ENERGY LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	March 31, 2026	September 30, 2025
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$4,882,622	$9,343,368
Restricted cash	2,746,444	2,130,699
Notes receivable	357,198	477,106
Digital assets	748	31,213
Accounts receivable, net	8,739,687	9,046,671
Inventories, net	5,541,134	4,279,330
Due from related parties	3,185,939	4,177,987
Prepaid expenses and other current assets, net	9,414,186	5,106,553
Total current assets	34,867,958	34,592,927
Equity investments	17,670,361	6,891,243
Property and equipment, net	1,923,159	831,963
Intangible assets	1,440,948	1,509,106
Right-of-use assets, net – finance leases	1,435,624
Right-of-use assets, net – operating leases	1,487,165	1,639,652
Deferred tax assets	94,715	29,195
Total non-current assets	24,051,972	10,901,159
Total Assets	$58,919,930	$45,494,086

Liabilities and Shareholders’ Equity
Current liabilities:
Borrowings – current	$1,888,961	$2,002,648
Notes payable	2,746,444	2,130,699
Contract liabilities	6,071,072	7,499,799
Accounts payable & other payables	5,954,942	4,595,528
Tax payables	4,602,671	4,390,789
Lease liabilities – current – finance leases	150,753
Lease liabilities – current – operating leases	404,691	386,590
Due to related parties	1,400,510	714,136
Total current liabilities	23,220,044	21,720,189
Borrowings – non-current	147,631	43,725
Lease liabilities – non-current – finance leases	1,276,562
Lease liabilities – non-current – operating leases	1,082,474	1,253,062
Total non-current liabilities	2,506,667	1,296,787
Total Liabilities	$25,726,711	$23,016,976

Shareholders’ Equity:
Class A Ordinary shares ($0.002 par value, 37,500,000 shares authorized, 1,286,775 and 698,750 shares issued and outstanding as of March 31, 2026 and September 30, 2025)*	$2,574	$1,398
Class B Ordinary shares ($0.002 par value, 5,500,000 shares authorized, 1,251,250 and 651,250 shares issued and outstanding as of March 31, 2026 and September 30, 2025)*	2,502	1,302
Additional paid-in capital	26,067,697	8,464,735
Statutory surplus reserve	212,009	138,408
Retained earnings	3,923,743	11,409,619
Accumulated other comprehensive income (loss)	230,282	(130,537)
Total PN Smart Energy LTD. Shareholders’ Equity	30,438,807	19,884,925
Non-controlling interests	2,754,412	2,592,185
Total Shareholder’s Equity	33,193,219	22,477,110
Total Liabilities and Shareholders’ Equity	$58,919,930	$45,494,086

* These financial statements are as of March 31, 2026. The Company effected a reverse share split with an exchange ratio of one new share for every twenty old shares on April 13, 2026. All share quantities and per-share data presented in the financial statements have been retroactively restated to reflect the impact of the reverse split.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

PN SMART ENERGY LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2026, AND 2025

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenue	$25,499,136	$24,176,271
Cost of revenues	(22,541,371)	(20,472,346)
Gross profit	2,957,765	3,703,925

Operating expenses:
Selling and marketing expenses	(1,108,040)	(973,207)
General and administrative expenses	(7,799,283)	(1,850,399)
Research and development expenses	(1,127,347)	(376,000)
Total operating expenses	(10,034,670)	(3,199,606)

Operating income	(7,076,905)	504,319

Other income (expenses):
Interest expense	(80,048)	(76,431)
Interest income	50,977	44,068
Foreign exchange gain (loss), net	(136,335)	9,722
Other income, net	53,959	92,276
Total other income (expense), net	(111,447)	69,635

(Loss)/Income before income tax expense	(7,188,352)	573,954
Income tax (expense)/income	52,878	(181,987)
Net (Loss)/income	(7,135,474)	391,967

Other comprehensive income:
Foreign currency translation (loss) gain	438,668	(622,393)
Total comprehensive (loss)/income	(6,696,806)	(230,426)

Net (Loss)/income attributable to:
Owners of the Company	(7,412,275)	(65,757)
Non-controlling interest	276,801	457,724
	(7,135,474)	391,967
Total comprehensive (loss)/income attributable to:
Owners of the Company	(7,051,456)	(601,620)
Non-controlling interest	354,650	371,194
	(6,696,806)	(230,426)
Earnings per share: Basic and diluted	(3.51)	(0.05)
Weighted Average Number of Common Share Outstanding: Basic and Diluted*	2,111,753	1,264,835

The accompanying notes are an integral part of these consolidated financial statements

F-3

PN SMART ENERGY LTD. UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2026

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	Ordinary Shares				Additional			Accumulated Other	Total PN S mart Energy Ltd	Non-	Total
	Class A		Class B		Paid-in	Statutory	Retained	Comprehensive	Shareholders’	controlling	Shareholders’
	Shares*	Amount	Shares*	Amount	Capital	Reserve	Earnings	(Loss)/Income	Equity	Interests	Equity
Balance at Sep 30, 2025	698,750	1,398	651,250	1,302	8,464,735	138,408	11,409,619	(130,537)	19,884,925	2,592,185	22,477,110
Net (Loss)/income							(7,412,275)		(7,412,275)	276,801	(7,135,474)
Exercise of stock options	153,000	306			1,529,694				1,530,000		1,530,000
Stock-based compensation expense	237,000	474			5,593,632				5,594,106		5,594,106
Issuance of Class B ordinary shares for acquisition of equity interest			600,000	1,200	8,653,680				8,654,880		8,654,880
Issuance of Class A ordinary shares for acquisition of equity interest	198,000	396			1,825,956				1,826,352		1,826,352
Round up	25
Appropriation of statutory reserve						73,601	(73,601)
Foreign currency translation adjustments								360,819	360,819	77,849	438,668
Dividends										(192,423)	(192,423)
Balance at Mar 31, 2026	1,286,775	2,574	1,251,250	2,502	26,067,697	212,009	3,923,743	230,282	30,438,807	2,754,412	33,193,219

The accompanying notes are an integral part of these consolidated financial statements.

F-4

PN SMART ENERGY LTD. UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	Common Stock		Additional		Accumulated Other	Total	Non-
	Shares Class A	Amount	Paid In Capital	Retained Earnings	Comprehensive (Loss)/Income	Shareholders’ Equity	controlling Interest	Total Equity
Balance at, Sep 30, 2024	1,250,000	2,500	2,032,655	14,275,450	109,082	16,419,687	2,344,653	18,764,340
Issuance of ordinary shares	100,000	200	6,964,300			6,964,500		6,964,500
Net (Loss)/income				(65,757)	-	(65,757)	457,724	391,967
Foreign currency translation adjustments					(535,863)	(535,863)	(86,530)	(622,393)
Dividends							(276,595)	(276,595)
Capital contribution							6,915	6,915
Balance at, March 31, 2025	1,350,000	2,700	8,996,955	14,209,693	(426,781)	22,782,567	2,446,167	25,228,734

The accompanying notes are an integral part of these consolidated financial statements.

F-5

PN SMART ENERGY LTD.

 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2026, AND 2025

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (Loss)/Income	(7,135,474)	391,967
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	234,915	176,175
Amortization of right-of-use asset	203,342	231,811
Provision for expected credit loss	638,065	191,437
Loss on disposal of property and equipment	377
Provision for inventory impairment	(27,721)
Unrealized loss on digital assets held	30,465
Disposal of equity instruments	(22,922)
Net gains on equity investments	(78,963)
Stock-based compensation expense	5,594,106
Changes in Operating Assets and Liabilities:
Accounts receivable, net	(184,884)	281,777
Inventories, net	(1,103,233)	(1,244,674)
Notes receivable, net	130,916	(352,635)
Prepaid expenses and other current assets	(4,583,163)	(4,740,203)
Accounts payable	1,023,987	1,855,273
Other payable	845,185	76,270
Advance from customer	(1,608,035)	632,697
Tax payable	100,852	231,586
Note payable	(304,447)	676,066
Lease liabilities	(211,536)
Net Cash Used In Operating Activities	(6,458,168)	(1,592,453)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(78,362)	(221,024)
Proceeds from sale of property and equipment	10,263
Advances made to related parties	(688,559)
Collection from related parties	733,580
Down-payment for investments		(1,452,121)
Purchase of investments		(1,446,938)
Net Cash Used in Investing Activities	(23,078)	(3,120,083)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of bank borrowings	1,964,772	1,713,503
Repayment of bank borrowings	(2,028,701)	(843,419)
Borrowings from related parties	1,184,143	2,120,858
Repayment of borrowings to related parties	(86,947)	(2,523)
Proceeds from exercise of stock options	1,530,000
Capital contributed by minor shareholders		6,915
Dividend paid to non-controlling shareholders	(192,423)	(276,595)
Gross proceeds from initial public offering		8,000,000
Expenses related to initial public offering		(1,035,500)
Principal portion of lease liability		(178,363)
Interest portion of lease liability		(37,538)
Net Cash Provided by Financing Activities	2,370,844	9,467,338

Effect of exchange rate changes on cash and cash equivalents and restricted cash	265,401	(180,067)

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(3,845,001)	4,574,735
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	11,474,067	5,166,851
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of period	7,629,066	9,741,586

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	3,233	15
Interest	68,820	76,431

SUPPLEMENTAL NON-CASH FLOW INFORMATION
Issuance of Class B ordinary shares for acquisition of equity investment	8,654,880
Issuance of Class A ordinary shares for acquisition of equity interest	1,826,352
Purchase of property, plant and equipment on accounts payable	969,556

The accompanying notes are an integral part of these consolidated financial statements.

F-6

PN SMART ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Nature of Operations

PN SMART ENERGY LTD. (Formerly “SKYCORP SOLAR GROUP LTD.”) （the “Company” or “PN Smart Energy”) was incorporated as an exempted holding company under the laws of the Cayman Islands on January 19, 2022. PN Smart Energy does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and the subsidiaries of such entity. PN Smart Energy and its subsidiaries are hereinafter collectively referred to as “the Company.” PN Smart Energy designs, develops, manufactures and sells solar PV products and solar power system solutions service, through its indirectly wholly-owned subsidiary, Ningbo Skycorp, and subsidiaries, Zhejiang Pntech and Ningbo Pntech. PN Smart Energy also provides High-Performance Computing (“HPC”) products, through its indirectly wholly-owned subsidiaries, Ningbo Dcloud Information and Zhejiang Skycorp.

Corporate Structure

PN Smart Energy Ltd. is a limited liability company incorporated under the laws of the Cayman Islands on January 19, 2022.

Skycorp Digital Limited is a limited liability company incorporated on February 16, 2022 under the laws of the BVI and a wholly owned subsidiary of PN Smart Energy Ltd.

PN Skycorp Solar Limited is a limited liability company incorporated on April 24, 2025 under the laws of the USA and a wholly owned subsidiary of Skycorp Digital Limited.

PN Solar Solutions Limited is a limited liability company incorporated on May 15, 2025 under the laws of the USA and a wholly owned subsidiary of PN Skycorp Solar Limited.

GreenHash Limited is a limited liability company incorporated on March 30, 2022 under the laws of the Hong Kong and a wholly owned subsidiary of Skycorp Digital Limited.

Ningbo eZsolar Co., Ltd. (“WFOE”) is a limited liability company incorporated on June 29, 2023 under the laws of the PRC and a wholly owned subsidiary of GreenHash Limited.

Nanjing Skycorp Consulting Co., Ltd. (“WFOE”, former name is Guangzhou Skycorp Consulting Co., Ltd) is a limited liability company incorporated on July 14, 2020 under the laws of the PRC and a wholly owned subsidiary of GreenHash Limited.

Ningbo Skycorp Solar Co., Ltd. is a limited liability company incorporated on April 26, 2011 under the laws of the PRC with 49% equity interest owned by Ningbo eZsolar Co., Ltd. and 51% equity interest owned by Nanjing Skycorp Consulting Co., Ltd.

Nanjing Skycorp Solar Co., Ltd. is a limited liability company incorporated on July 21, 2025 under the laws of the PRC with 49% equity interest owned by Ningbo eZsolar Co., Ltd. and 51% equity interest owned by Nanjing Skycorp Consulting Co., Ltd.

Ningbo Skycorp Electric Power Development Co., Ltd is a limited liability company incorporated on September 3, 2025 under the laws of the PRC and a wholly owned subsidiary of Ningbo eZsolar Co., Ltd.

Ningbo Dcloud Information Technology Co., Ltd. is a limited liability company incorporated on July 27, 2015 under the laws of the PRC and a wholly owned subsidiary of Ningbo Skycorp Solar Co., Ltd.

Zhejiang Skycorp New Energy Co., Ltd. is a limited liability company incorporated on April 23, 2015 under the laws of the PRC and a wholly owned subsidiary of Ningbo Skycorp Solar Co., Ltd.

Zhejiang Pntech Technology Co., Ltd. is a limited liability company incorporated on April 26, 2021 under the laws of the PRC and with 65% equity interest owned by Ningbo Skycorp Solar Co., Ltd.

F-7

Ningbo Pntech New Energy Co., Ltd. is a limited liability company incorporated on April 22, 2011 under the laws of the PRC and with 75% equity interest owned by Ningbo Skycorp Solar Co., Ltd.

Pntech (Shaoxing) New Energy Co., Ltd is a limited liability company incorporated on June 27, 2024 under the laws of the PRC with 49% equity interest owned by Zhejiang Skycorp New Energy Co., Ltd. and 51% equity interest owned by Zhejiang Pntech Technology Co., Ltd.

Ningbo Zhuoxing Logistics Co., Ltd. is a limited liability company incorporated on April 16, 2025 under the laws of the PRC and with 60% equity interest owned by Ningbo Skycorp Solar Co., Ltd.

Ningbo Yijiaren New Energy Co., Ltd. is a limited liability company incorporated on April 26, 2021 under the laws of the PRC and wholly owned subsidiary of Ningbo Skycorp Solar Co., Ltd.

Nanjing Skycorp Trading Co., Ltd is a limited liability company incorporated on May 23, 2025 under the laws of the PRC and 90% equity interest owned by Nanjing Skycorp Solar Co., Ltd.

Hangzhou Yunwei Energy Technology Co., Ltd is a limited liability company incorporated on August 15, 2025 under the laws of the PRC and wholly owned subsidiary of Ningbo Skycorp Electric Power Development Co., Ltd.

Hangzhou Lin' an Xisheng New Energy Co., Ltd is a limited liability company incorporated on September 24, 2025 under the laws of the PRC and wholly owned subsidiary of Ningbo Skycorp Electric Power Development Co., Ltd.

Jiaxing Lvxi Energy Development Co., Ltd is a limited liability company incorporated on September 26, 2025 under the laws of the PRC and wholly owned subsidiary of Ningbo Skycorp Electric Power Development Co., Ltd.

Nanjing Skycorp Metal Technology Co., Ltd is a limited liability company incorporated on August 7, 2025 under the laws of the PRC and 60% equity interest owned by Nanjing Skycorp Trading Co., Ltd.

F-8

Details of the Company and its subsidiaries (together the “Company”) are set out in the table as follows:

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
PN Smart Energy Ltd.	Cayman Islands	January 19, 2022	Parent	Investment holding company
Skycorp Digital Limited	BVI	February 16, 2022	100%	Investment holding company
GreenHash Limited	Hong Kong	March 30, 2022	100%	Investment holding company
PN Skycorp Solar Limited	USA	April 24, 2025	100%	Investment holding company
PN Solar Solutions Limited	USA	May 15, 2025	100%	Investment holding company
Ningbo eZsolar Co., Ltd. (“WFOE”)	PRC	June 29, 2023	100%	WFOE, a holding company
Nanjing Skycorp Consulting Co., Ltd.(former name: Guangzhou Skycorp Consulting Co., Ltd）	PRC	July 14, 2020	100%	WFOE, a holding company
Ningbo Skycorp Solar Co., Ltd. (“Ningbo Skycorp”)	PRC	April 26, 2011	100%	Operating entity for HPC severs and solar PV products
Nanjing Skycorp Solar Co., Ltd	PRC	July 21, 2025	100%	Operating entity for solar PV products
Ningbo Skycorp Electric Power Development Co., Ltd	PRC	September 3, 2025	100%	Power plant investment business
Ningbo Dcloud Information Technology Co., Ltd. (“Ningbo Dcloud Information”)	PRC	July 27, 2015	100%	Operating entity engaged in the sale of HPC servers
Zhejiang Skycorp New Energy Co., Ltd. (“Zhejiang Skycorp”)	PRC	April 23, 2015	100%	Operating entity engaged in the sale of HPC servers
Zhejiang Pntech Technology Co., Ltd. (“Zhejiang Pntech”)	PRC	April 26, 2021	65%	Operating entity and engages in the manufacture and sale of solar PV products
Ningbo Pntech New Energy Co., Ltd. (“Ningbo Pntech”)	PRC	April 22, 2011	75%	Operating entity engaged in the manufacture and sale of solar PV products
Pntech (Shaoxing) New Energy Co., Ltd(“Pntech Shaoxing”)	PRC	June 27, 2024	100.00%	Not actively engaged in any business.
Ningbo Zhuoxing Logistics Co., Ltd.	PRC	April 16, 2025	60%	Freight Forwarder
Taizhou Yilu Technology Co., Ltd.	PRC	August 25, 2025	100%	The company was dissolved on January 14, 2026.
Ningbo Yijiaren New Energy Co., Ltd.	PRC	April 26, 2021	100%	Technical service
Nanjing Skycorp Trading Co., Ltd	PRC	May 23,2025	90%	Not actively engaged in any business.
Hangzhou Yunwei Energy Technology Co., Ltd	PRC	August 15, 2025	100%	Electric Power Production
Hangzhou Lin' an Xisheng New Energy Co., Ltd	PRC	September 24, 2025	100%	Electric Power Production
Jiaxing Lvxi Energy Development Co., Ltd	PRC	September 26, 2025	100%	Not actively engaged in any business.
Nanjing Skycorp Metal Technology Co., Ltd	PRC	August 7, 2025	60%	Not actively engaged in any business.

F-9

2.	GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reported in the accompanying consolidated financial statements, the Company had negative cash flows from operating activities of US$ 6.46 and recorded a net loss of US$ 7.14 million during the six months ended March 31, 2026.

The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future. To meet the cash requirements for the next 12 months from the issuance date of this report, the Company is undertaking a combination of the remediation plans:

Management has taken certain steps to address these concerns, including: (i) In response to an approximate 12.5% price hike in copper, the Company intends to conduct targeted product research and development and diversify its supplier base to mitigate raw material price volatility and reduce overall operating costs, (ii) Management is actively exploring alternative financing solutions, including new credit facilities, debt maturity extensions and potential equity offerings to maintain sufficient liquidity for daily operations and scheduled debt repayments, and (iii) The Company plans to expand its solar power station development and operation business to generate recurring stable revenue streams and improve consolidated profitability.

The Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the unaudited consolidated balance sheet date and the date of consolidated financial statements for the financial year ended March 31, 2026. Accordingly, the Company’s consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Company will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realized other than in the amounts at which they are currently recorded in the unaudited consolidated balance sheet. In addition, the Company may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, lower of cost and net realizable value of inventory, the useful lives of property and equipment, and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

F-10

(c)	Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between Company entities are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. The consolidation of all entities has been accounted for in accordance with ASC 810.

(d)	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB, and HK$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Operations and Comprehensive Income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

F-11

The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	March 31, 2026	March 31, 2025
Year-end RMB: US$ exchange rate	6.9194	7.1782
Annual average RMB: US$ exchange rate	7.0158	7.1671

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions.

(e)	Fair value measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash and cash equivalents, accounts receivable, due from related parties, Prepaid expenses and other current assets, due to related parties, accounts payable and other payables, and tax payables.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

F-12

(g)	Restricted Cash

Banker’s acceptances and time deposits that are restricted as to withdrawal for use or pledged as security are reported as restricted cash. Restricted cash is classified into current and non-current based on the length of restricted period. The Company’s restricted cash primarily represents banker’s acceptances.

(h)	Accounts and notes receivables, net

Accounts receivables are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

Notes receivable, net represent short-term notes receivable issued by reputable financial institutions entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from one to twelve months from the date of issuance.

The Company adopted ASU 2016-13 Financial Instruments — Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. After the Company’s assessment of CECL, no material difference was found comparing to the amount recorded in accordance with the previous method.

(i)	Digital assets

The Company accounts for its digital assets, which are comprised solely of ETH, as indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles—Goodwill and Other-Crypto Assets. The Company’s digital assets are initially recorded at cost. ETH assets are measured at fair value as of each reporting period. The Company determines the fair value of its ETH in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices, the active exchange that the Company has determined is its principal market for ETH (Level 1 inputs). Changes in fair value are recognized as incurred in the Company’s Consolidated Statements of Operations, within “Unrealized loss on digital assets”, within operating expenses in the Company’s Consolidated Statement of Operations.

(j)	Inventories, net

Inventories, primarily consisting of (1) assembly items, such as PV cable, PV connectors and accessories, etc.; (2) trading goods for sales, including servers and PV cables, etc.; and (3) parts, mainly refers to raw materials for solar PV products. They are stated at the lower of cost or net realizable value. The Company applies the weighted average cost method to its inventory. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(k)	Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of prepayments made to vendors and services providers for future services that have not been provided, employee advances, other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of March 31, 2026, and September 30, 2025, management believes that the Company’s other current assets are not impaired.

F-13

(l)	Equity Investments

The equity method of accounting for investments when we have significant influence, but not controlling interest in the investee. Judgment regarding the level of influence over each equity method investment includes key factors such as ownership interest, representation on the board of directors, participation in policy-making decisions, operational decision-making authority, and material intercompany transactions. Under this method of accounting, our proportionate share of the net income (loss) resulting from these investments is reported in “Loss on equity investments” in the consolidated statements of operations since the activities of the investees are closely aligned with, and a critical part of, our operations. The carrying value of our equity method investments is reported as “Equity method investments” in our consolidated balance sheets. For all equity method investments, we record our share of an investee’s income or loss on every year. We evaluate material events occurring during the year to determine whether the effects of such events should be disclosed in our financial statements. We classify distributions received from equity method investments using the cumulative earnings approach on our consolidated statements of cash flows. A change in our proportionate share of an investee’s equity resulting from issuance of common shares or in-substance common shares by the investee to third parties is recorded as a gain or loss in our consolidated statements of operations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 323, “Investments-Equity Method and Joint Ventures” (Subtopic 10-40-1). We assess investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. If the decline in value is considered to be other than temporary, the investment is written down to its estimated fair value, which establishes a new cost basis in the investment. We did not record any such impairment charges for any periods presented.

(m)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

The depreciation of property and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Items	Useful life
Production equipment	5 – 10 Years
Furniture, fixtures and office equipment	3 – 5 Years
Vehicles	4 – 10 Years

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

F-14

(n)	Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any, Intangible assets are amortized using straight-line method over the estimated economic useful lives of the assets. The useful lives are based on the Company’s historical experience with similar assets and take into account the anticipated technological changes. The amortization expenses are recorded in general and administrative expenses depending upon the nature of activities.

The Company reviews the estimated useful lives of assets annually to determine the amount of amortization expense to be recorded during any financial year. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. Estimated useful lives of intangible assets are as follows:

Items	Useful life
Patent rights	10 years

The Company’s intangible assets with definite useful lives primarily consist of patent rights. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of ten years or twenty years. In accordance with Article 42 of the Patent Law of the people’s Republic of China, management clearly confirm that the term of patent right for utility model and design patent is 10 years.

Impairment of Long-Lived Assets

Long-lived assets including property and equipment, right of use assets, intangible assets and other non-current assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the long-lived assets’ fair value. There were no impairment losses on long-lived for the years ended March 31, 2026, and September 30, 2025.

(o)	Leases

The Company adopted ASC 842, “Leases” (“ASC 842”) on January 1, 2019, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. The Company categorized leases with contractual terms longer than twelve months as either operating or finance lease.

F-15

Right-of-use (“ROU”) assets represent the Company’s rights to use underlying assets for the lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from the leases. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected not to separate non-lease components from lease components; therefore, it will account for lease components and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the lease liability calculation. Variable lease payments mainly include costs related to certain IDC facilities leases which are determined based on actual number of usages. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

For operating leases, lease expense is recognized on a straight-line basis over the lease term. For finance leases, lease expense is recognized as depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term. There was no impairment for operating right-of-use lease assets as of March 31, 2026, and September 30, 2025.

(p)	Borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

(q)	Statutory Reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the foreign invested enterprises established in the PRC, the Company’s subsidiaries registered as wholly foreign owned enterprises have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Company.

In addition, in accordance with the PRC Company Law, the Company’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

F-16

As of March 31, 2026, and September 30, 2025, appropriation of $212,009 and $138,408 were made to the statutory surplus fund by the Company.

(r)	Revenue recognition

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”) for revenue recognition. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation.

Revenue is measured at the fair value of the consideration received or receivable for the sales of products and services in the ordinary course of the Company’s activities.

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified services itself (i.e. the Company is a principal) or to arrange for those services to be provided by the other party (i.e. the Company is an agent).

The Company is a principal if it controls the specified services before those services are transferred to a customer. The Company is an agent if its performance obligation is to arrange for the provision of the specified services by another party. In this case, the Company does not control the specified services provided by another party before those services are transferred to the customer. When the Company acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified services to be provided by the other party. This evaluation is performed separately for each performance obligation identified. For the year ended March 31, 2026 and 2025, there was no revenue recognized on a net basis where the Company is acting as an agent.

Revenue is recognized when or as the control of the services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

F-17

Control of the services is transferred over time if the Company’s performance:

(a) provides all of the benefits received and consumed simultaneously by the customer;

(b) creates and enhances an asset that the customer controls as the Company performs;

(c) does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If control of the services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services. This evaluation is performed separately for each performance obligation identified.

Revenue from sales of solar PV products and the comparative HPC revenue

The Company sells solar PV products, the comparative HPC revenue and their accessories to customers. The transaction price in the contract is fixed and reflected in the sales order and invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

Revenue from other services

Revenue from other services mainly includes international freight and logistics services and PV power station operation services.

The revenue of PV power station operation services mainly from the sale of electricity to customers. Each contract contains a single performance obligation, which is the promise to deliver electricity to the customer. As the electricity is supplied continuously over the contract term, this single performance obligation is satisfied over time in accordance with ASC 606-10-25-27. The Company recognizes revenue for each period based on the volume of energy delivered to the customers. The electricity consumed by customers is determined for the period from the date of their last meter reading to the current reading. The Company's performance obligation is satisfied over time because the customer simultaneously receives and consumes the benefits provided by the Company as the electricity is delivered. The Company measures progress towards complete satisfaction of the performance obligation using the output method, specifically based on the actual electricity delivered, as evidenced by the monthly settlement statement issued by the state grid operator according to ASC 606-10-25-31~37.Accordingly, revenue is recognized at the end of each month based on the consideration confirmed in the settlement statement. No allocation of the transaction price is required, as only one performance obligation exists in the contract. Pursuant to ASC 606-10-55-36~40 the Company acts as principal as the Company (1) operates the power generation facilities and is directly responsible for generating, transmitting, and delivering electricity to the grid or end customers;(2) bears the primary obligation to deliver electricity in accordance with the contract terms; (3) is responsible for resolving any service failures, outages, or quality issues, and bears the associated costs of remediation; (4) may have the ability to set or influence the selling price of electricity to customers, subject to applicable regulatory frameworks.

F-18

Freight and logistics services

The Company recognizes revenue from international freight and logistics services including customs clearance handling in accordance with ASC 606. Each contract contains a single combined performance obligation covering end-to-end cross-border transportation arrangement, customs clearance processing and auxiliary logistics services performed through third-party service providers, the Company bears primary service risks throughout the entire logistics delivery process, has independent pricing discretion and controls the underlying services before they are transferred to customers, thereby acting as the principal for such international logistics arrangements, and revenue is recognized at a point in time based on the bill of lading date upon full satisfaction of the performance obligation.

(s)	Cost of revenue

Cost of revenue consists primarily of material cost, labor cost, irradiation fee and other related expenses that are directly attributable to the Company’s principal operations.

(t)	General and administrative expenses

General and administrative expenses consist primarily of salaries, professional consulting fees, rental and other general corporate-related expenses.

(u)	Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, packaging fees, other expenses related to sales activities.

(v)	Research and development expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D expenses are related to certain software research and development for internal use.

R&D expenses primarily consist of raw materials, employee salary and benefit costs.

(w)	Taxation

Income tax

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,452). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

F-19

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive income for the six months ended March 31, 2026, and the years ended September 30, 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Value added taxes

PN Smart Energy Group’s China subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations and Comprehensive Income.

(x)	Earnings per share

Earnings per share is computed by dividing net income attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding for the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders of the Company as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(y)	Non-controlling interest

A non-controlling interest in subsidiaries of the Company represents the portion of the equity (net assets) in the subsidiaries not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets, and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Operations and Comprehensive (Loss) Income.

(z)	Segment reporting

The Company has organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in two operating segments, i.e. the business to manufacture and sell solar PV products and solar power system solutions service, and other services.

Although the Company’s long-lived assets are substantially all located in the PRC, for the six months ended March 31, 2026, revenue from domestic sales within the PRC accounted for 58% of total revenue, export sales to other countries accounted for 42%. So the Company presented geographical segments as requested.

(aa)	Comprehensive (loss) income

Comprehensive (loss) income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the six months ended March 31, 2026, and the year ended September 30, 2025 presented, the Company’s comprehensive (loss) income includes net (loss) income and other comprehensive income, which consists of the foreign currency translation adjustments.

F-20

(ab)	Related parties

The Company follows subtopic 850-10 of the FASB ASC for the identification of related parties and disclosure of related party transactions. Pursuant to Section 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the FV option under the FV Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Amounts due from related parties are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company often assesses the creditworthiness of related parties before entering into transactions with them.

(ac)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(ad)	Recent Accounting Pronouncements

F-21

In February 2025, the FASB issued ASU 2025-02, Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”) amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Company’s financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. The amendments refine the accounting guidance for purchased financial assets with credit deterioration and introduce a consistent gross-up approach for purchased seasoned loans to eliminate duplicate day-one credit loss recognition. The guidance requires prospective application upon adoption. This ASU will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance and believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Assistance (Topic 832): Accounting for Government Grants Received by Business Entities. The amendments establish comprehensive uniform accounting guidance for government grants received by business entities, including consistent recognition, measurement, presentation and disclosure requirements for asset-related and income-related government assistance, and allow entities to elect either gross or net presentation methods. The standard provides for prospective, modified retrospective, or full retrospective application. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance and believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

F-22

4.	REVENUES AND COST OF REVENUES

The following table identifies the disaggregation of the Company’s revenues for the six months ended March 31, 2026, and 2025, respectively:

	For the six months ended March 31, 2026	For the six months ended March 31, 2025
	(Unaudited)	(Unaudited)
Revenues
Solar PV products	23,794,004	22,915,062
HPC products		1,261,209
Others	1,705,132
Total revenues	25,499,136	24,176,271

Solar PV products mainly consist of servers, photovoltaic cable and photovoltaic connectors.

HPC products mainly refer to the HPC servers and accessories delivered to the Customers. Starting from 2023, The Company has undergone a transformation in its trading business portfolio, with its product offerings gradually shifting from HPC to solar PV products. By 2026, the Company has substantially discontinued its HPC business.

Others mainly consists of freight forwarding services revenue, and sales revenue of electric power products.

Cost of solar PV products and HPC products consist primarily of cost of products, labor cost, and other overhead expenses. Costs from other businesses mainly include logistics agency expenses and depreciation of power station equipment. The following table identifies the disaggregation of the Company’s cost of revenues for the six months ended March 31, 2026, and 2025, respectively:

	For the six months ended March 31, 2026	For the six months ended March 31, 2025
	(Unaudited)	(Unaudited)
Cost of revenues
Solar PV products	21,120,724	19,683,435
HPC products		788,911
Others	1,420,647
Total cost of revenues	22,541,371	20,472,346

F-23

5.	NOTES RECEIVABLE

Notes receivable was $357,198 and $477,106 as of March 31, 2026, and September 30, 2025, respectively. Notes receivable relates to commercial notes issued by banks for outstanding balances from customers. The balances will be released to the Company on maturity date and are interest free.

6.	ACCOUNTS RECEIVABLE, NET

As of March 31, 2026, and September 30, 2025, accounts receivable consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Accounts receivable	$10,539,740	$10,159,717
Allowance for credit loss	(1,800,053)	(1,113,046)
Accounts receivable, net	$8,739,687	$9,046,671

The movements in the allowance for accounts receivable for the six months ended March 31, 2026, and the year ended September 30, 2025, were as follows:

	For the six months ended March 31,202 6	For the years ended September 30,2025
	(Unaudited)	(Audited)
Balance at beginning of the period	$1,113,046	$479,698
Additions through expect credit loss	646,782	634,168
Effects of currency translation	40,225	(820)
Balance at end of the period	$1,800,053	$1,113,046

As of March 31, 2026, and September 30, 2025, accounts receivable, net amounts were $8,739,687 and $9,046,671, respectively. During the six months ended March 31, 2026, the aging of accounts receivable deteriorated as balances increased across older aging classes, reflecting slower collections in the current economic environment. Based on historical credit loss experience and forward-looking adjustments, management applied higher expected credit loss rates to reflect the increased credit risk.

7.	DIGITAL ASSETS

The Company has invested in ETH, with valued at approximately $748 and $31,213 as of March 31, 2026 and September 30, 2025, respectively.

The following table sets forth the units held, cost basis, and fair value of both ETH held, as shown on the balance sheet as of March 31, 2026:

ETH	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Cost basis	$50,000	$50,000
Fair value	748	31,213

Cost basis is equal to the cost of the digital asset, net of any transaction fees, if any, at the time of purchase or upon receipt. Fair value represents the quoted digital assets prices within the Company’s principal market at the time of measurement. The following table presents a reconciliation of ETH held as of March 31, 2026:

As of March 31, 202 6
(Unaudited)
Fair value, beginning balance	$31,213
Unrealized remeasurement of fair value	(30,465)
Fair value, ending balance	748

F-24

8.	INVENTORIES, NET

As of March 31, 2026, and September 30, 2025, inventories, net consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Assembly items(1)	$4,930,223	$2,386,941
Trading goods(2)	147,460	1,425,888
Parts(3)	463,626	494,043
Total inventories, cost	5,541,309	4,306,872
Accumulated impairment for inventories	(175)	(27,542)
Total inventories, net	$5,541,134	$4,279,330

(1)	Assembly items includes PV cable, PV connectors and accessories.

(2)	Trading goods mainly include Solar PV products and inverters for relevant services.

(3)	Parts mainly refers to raw materials for solar PV products.

The movement of impairment provision for inventories for the six months ended March 31, 2026, and the year ended September 30, 2025, were as follows:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Balance at beginning of the period	$27,542	$529,603
Additions		27,321
Impairment written down	(27,721)	(518,867)
Effects of currency translation	354	(10,515)
Balance at end of the period	$175	$27,542

For the six months ended March 31, 2026, and the year ended September 30, 2025, the Company recognized inventory write-down charges of $27,721and $518,867, respectively, primarily related to the sale of goods which impairment had been recognized in prior periods.

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Advances paid to suppliers(1)	$4,912,098	$3,482,320
Deposits	115,455	206,016
Advances to non-directors/office employees (2)	59,824	70,952
VAT receivable	620,938	557,954
Export tax receivable	416,166	381,432
Loan to third party (3)	2,842,562
Others	490,499	459,952
Total prepaid expenses and other current assets, cost	9,457,542	5,158,626
Allowance for credit loss	(43,356)	(52,073)
Total prepaid expenses and other current assets, net	$9,414,186	$5,106,553

(1)	The balance represented advances that the Company’s subsidiaries have paid to the suppliers.

(2)	The balance represented advances that the Company’s subsidiaries have advanced to non-director/officer employees. The advance is interest-free.

(3)

The balance of loan to third party represents interest-free loans provided by the Company to EZPOWER LIMITED. No fixed repayment term has been agreed for such loans, and the borrower may repay the principal at any time in accordance with the contractual arrangement between both parties.

F-25

For the six months ended March 31, 2026, and the year ended September 30, 2025, the Company recorded allowance for credit loss of $ (43,356) and $ (52,073), respectively, for prepaid expenses and other current assets.

10.	EQUITY INVESTMENTS

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Equity method investments	$16,157,363	$6,891,243
Other long-term investment	1,512,998
Total	$17,670,361	$6,891,243

Equity method investments

Nanjing Cesun Power Co., Ltd

On October 25, 2023, Ningbo Skycorp Solar Co., Ltd. committed to invest $6,000,000 (RMB 43,321,800) to establish a new company, Nanjing Cesun Power Co., Ltd. with other parties. The purpose of the investment is to develop solar power stations and conduct joint research and development of new solar products with other parties. Huang Weiqi is the common director of Nanjing Cesun Power Co., Ltd. As of September 30, 2025, the Company had paid investment for this investment of $5,464,618 (RMB 38,828,840) for its investment representing a 20% equity stake in Nanjing Cesun Power Co., Ltd.

The Company entered into a share purchase agreement in 2025 to acquire a 24% equity interest in Nanjing Cesun Power Co., Ltd. held by Skyline Tech Limited, with the transaction consideration settled through new share issuance. The consideration was determined with reference to Valuation Report No. J25-00395 issued by independent third-party valuer AVISTA, with the valuation date of September 30, 2025. The report valued 100% equity of Nanjing Cesun Power Co., Ltd. at US$36,062,000, corresponding to total consideration of US$8,654,880 for the 24% equity stake. The Company issued 12,000,000 Class B ordinary shares on October 14, 2026, the closing price of the Company’s shares on the issuance date was US$0.7212, resulting in total share consideration of US$8,654,880, and the closing of this share acquisition was completed.

As of September 30, 2025, the Company owned a 20% equity interest in Nanjing Cesun Power Co., Ltd., accounted for under the equity method. After the Closing of the additional 24% equity acquisition from SKYLINE TECH LIMITED, the Company’s total ownership will rise to 44%. The share purchase agreement includes a five-year cumulative profit guarantee provided by the selling shareholder; further details on this gain contingency are set forth in Note 11. No contingent asset related to the profit guarantee has been recognized as of the reporting date.

For the year ended September 30, 2025, the investment losses under the equity method of accounting recognized $15,907 (RMB 113,936). For the six months ended March 31, 2026, investment losses recognized under the equity method of accounting amounted to $148,696 (RMB 1,043,221). As of March 31, 2026, the Company held a 44% equity interest in Nanjing Cesun Power Co., Ltd., with the carrying amount of US$14,099,237.

F-26

PNSOLAR GmbH

On January 20, 2025, GreenHash Limited completed the acquisition of a 40% equity stake in PNSOLAR GmbH from Lin Xiaobo for $1,477,729 (RMB 10,500,000) on bank deposits. The investment was accounted for using the equity method, resulting in a recognized loss of $35,068 for the year ended September 30, 2025.

On July 17, 2025, the Company’s Board of Directors reviewed and approved a cross-border equal-value swap arrangement, under which the Company planned to swap the 40% equity interest in PNSOLAR GmbH held by its Hong Kong subsidiary, GreenHash Limited, for equity interest in Matrix Sea Limited (the Cayman company). On October 13, 2025, an equity transfer agreement was executed, under which GreenHash Limited transferred its 40% equity interest in PNSOLAR GmbH to Menergy Global Pet. Ltd. (the Singapore subsidiary of Matrix Sea Limited). Notarization formalities for the transfer were completed on November 19, 2025, upon which the Company’s 40% equity interest in PNSOLAR GmbH was derecognized. Gain on equity investment of US$70,337 was recognized during the period from October 1, 2025 to the swap date. The carrying amount of the long-term equity investment in PNSOLAR GmbH amounted to US$1,512,998 as at the swap date. After the cross-border equal-value swap, the carrying amount of the long-term equity investment of PNSOLAR GmbH was nil.

Nanjing Chenxi Construction Technology Co., Ltd.

On February 21, 2026, the Company entered into a share purchase agreement to acquire a 40% equity interest in Nanjing Chenxi Construction Technology Co., Ltd. through the issuance of Class A ordinary shares. Pursuant to the asset valuation consultation report, the assessed market value of the 100% equity interest in Nanjing Chenxi Construction Technology Co., Ltd. was US$32,046,000, and the total consideration attributable to the 40% equity interest equaled US$1,826,352. On the same date, the Company issued an aggregate of 3,960,000 Class A ordinary shares at a subscription price of US$0.4612 per share for total consideration of US$1,826,352, completing the acquisition of the 40% equity interest. The investment was accounted for using the equity method, and no associated investment income was recognized in the current period. As of March 31, 2026, the Company held a 40% equity interest in Nanjing Chenxi Construction Technology Co., Ltd., with the carrying amount of US$1,826,352.

Ningbo Yiqiying New Energy Co., Ltd., Taizhou Shuyong New Energy Co., Ltd., Suqian Shuyong New Energy Co., Ltd. and Hubei Nanzhuo New Energy Co., Ltd. are joint ventures in which the Company holds 50% equity interest and are accounted for using the equity method. The Company recognized investment income of RMB 159,513 in respect of these joint ventures for the six months ended March 31, 2026.

Other long-term investment

Matrix Sea Limited (Cayman Islands)

Through the above cross-border equal-value share swap transaction the Company acquired a 4.9% equity interest in Matrix Sea Limited (the Cayman Company). On October 31, 2025, the Company entered into an equity nominee agreement, whereby such 4.9% equity interest is registered under the name of Xiaobo Holdings Limited as the nominee holder. Pursuant to this cross-border equal-value equity swap transaction, the fair value of the equity interest acquired in Matrix Sea Limited cannot be reliably measured. Accordingly, the Company initially measured the acquired equity investment based on the fair value of the equity interest transferred out. The 4.9% equity interest in Matrix Sea Limited obtained from this swap was recorded at an initial carrying amount of US$1,512,998.

11.	CONTINGENT ASSET

As of March 31, 2026, the Company holds an aggregate 44% equity interest in Nanjing Cesun Power Co., Ltd. (the “Investee”), accounted for under ASC 323 Investments — Equity Method and Joint Ventures. The additional 24% equity interest was acquired from SKYLINE TECH LIMITED (the “Seller”) pursuant to a Share Purchase Agreement, with total consideration of $8,654,880 settled via issuance of 12,000,000 Class B Shares at a subscription price of $0.7212 per share.

F-27

As of September 30, 2025, the Company held a 20% equity interest in Nanjing Cesun Power Co., Ltd. (the “Investee”), which was accounted for under ASC 323 Investments — Equity Method and Joint Ventures. Subsequent to September 30, 2025, the Company entered into a Share Purchase Agreement with SKYLINE TECH LIMITED (the “Seller”) to acquire an additional 24% equity interest in the Investee. Upon Closing of such acquisition, the Company’s total ownership interest in the Investee will increase to 44%, and the investment will continue to be accounted for under the equity method as the Company does not obtain control over the Investee.

Total consideration for the 24% equity interest is $8,654,880, fully settled via the issuance of 12,000,000 Class B Shares at a subscription price of $0.7212 per share. The Seller is subject to a five-year voluntary lock-up period with respect to all Class B Shares issued as consideration.

Under the terms of the Share Purchase Agreement, the Seller provides a five-year cumulative after-tax net profit guarantee (the “Profit Guarantee”) for the Investee commencing the fiscal year immediately following the Closing Date (the “Measurement Period”). The Seller unconditionally guarantees cumulative audited net profit of at least $10,000,000 over the Measurement Period. If the actual cumulative audited net profit is less than the $10,000,000 target, the Seller shall pay the full shortfall in cash to the Company within 30 days after completion of the audit for the final year of the Measurement Period.

This Profit Guarantee represents a gain contingency under ASC 450-20-25-2 Contingencies. Under U.S. GAAP, gain contingencies are not recognized in the financial statements until the gain is realized or realizable. As of the reporting date, the Measurement Period has not commenced, and management cannot reasonably estimate the Investee’s future cumulative operating results; therefore, no receivable for potential profit shortfall compensation has been recorded in the unaudited consolidated balance sheets.

The maximum undiscounted potential cash recovery the Company could receive under this guarantee is $10,000,000. Receipt of any compensation payment is reasonably possible yet subject to substantial uncertainty regarding the Investee’s solar plant development, PV product sales and daily power plant operating results over the five consecutive fiscal years of the guarantee period. The Company will evaluate the recoverability of this contingent claim at every reporting period.

Separately, the Seller is subject to a five-year voluntary lock-up restriction on all Class B Shares issued as purchase consideration, which does not impact the Seller’s absolute, unconditional obligation under the Profit Guarantee.

12.	PROPERTY AND EQUIPMENT, NET

As of March 31, 2026, and September 30, 2025, property and equipment, net consisted of the following:

	Furniture, fixtures and office equipment	Production equipment	Vehicles	Total
Cost
At September 30,2025	$93,864	850,943	281,088	$1,225,895
Additions during the year	10,192	987,000	194,063	1,191,255
Disposal during the year			(32,899)	(32,899)
Effects of currency translation	2,667	36,638	9,804	49,109
At March 31,2026	$106,723	1,874,581	452,056	$2,433,360

Accumulated depreciation
At September 30,2025	51,748	236,274	105,910	$393,932
Depreciation during the year	11,394	64,907	51,362	127,663
Disposals and retirements			(23,441)	(23,441)
Effects of currency translation	1,551	7,259	3,237	12,047
At March 31,2026	$64,693	308,440	137,068	$510,201

Net book value
At September 30,2025	$42,116	614,669	175,178	$831,963
At March 31,2026	$42,030	1,566,141	314,988	$1,923,159

F-28

For the six months ended March 31, 2026, and the year ended September 30, 2025, depreciation expense amounted to $127,663 and $167,837, respectively.

No impairment losses were recognized for property and equipment for the six months ended March 31, 2026, and the year ended September 30, 2025.

13.	INTANGIBLE ASSETS, NET

As of March 31, 2026, and September 30, 2025, intangible assets consist of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Patent rights	$2,130,871	$2,130,871
Intangible assets, cost	2,130,871	2,130,871
Less: accumulated amortization	(716,106)	(608,854)
Effects of currency translation	26,183	(12,911)
Intangible assets, net	$1,440,948	$1,509,106

The Company recorded amortization expenses of $107,252 and $210,101 for the six months ended March 31, 2026, and the year ended September 30, 2025, respectively.

There were no intangible assets being disposed or pledged for the six months ended March 31, 2026, and the year ended September 30, 2025.

No impairment losses were recognized for intangible assets for the six months ended March 31, 2026, and the year ended September 30, 2025.

As of March 31, 2026
(Unaudited)
Total future amortization expenses for finite-lived intangible assets were estimated as follows:
Within 1 year	$214,504
1 – 2 years	214,504
2 – 3 years	214,504
3 – 4 years	214,504
4 – 5 years	214,504
Thereafter	368,428
Total	$1,440,948

F-29

14.	LEASES

The Company leases factories under non-cancellable operating leases with terms of three to five years, and entered into new finance leases for power station equipment in the current period for business expansion. The Company incorporates renewal or termination options reasonably certain to be exercised when measuring lease terms, right-of-use assets and lease liabilities for all leases. Operating lease expense is recognized straight-line over lease terms, while finance leases generate separate amortization of right-of-use assets and interest expense on lease liabilities.

The Company identifies leases at contract inception and classifies each lease as finance or operating. Lease payments are discounted at the lease’s implicit rate if available; otherwise, the Company applies its estimated incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease cost for the six months ended March 31, 2026 and for the year ended September 30, 2025 consisted of the following:

•	Operating lease expense amounted to $193,885 for the six months ended March 31, 2026 and $231,811 for the year ended September 30, 2025.

•	Finance lease expense amounted to $9,457 for the six months ended March 31, 2026.

Operating lease right-of-use assets mainly consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Operating lease right-of-use assets
Buildings and warehouses	2,065,769	2,011,664
Total	2,065,769	2,011,664
Accumulated amortization	(578,604)	(372,012)
Total	$1,487,165	$1,639,652

Finance lease right-of-use assets mainly consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Finance lease right-of-use assets
Production equipment	1,445,212
Total	1,445,212
Accumulated amortization	(9,588)
Total	$1,435,624

F-30

Operating lease liabilities mainly consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Operating Lease liabilities
Operating lease liabilities - current	404,691	386,590
Operating lease liabilities - non-current	$1,082,474	$1,253,062
Total operating lease liabilities	$1,487,165	$1,639,652

Weighted-average remaining term and discount rate related to leases were as follows:

Weighted-average remaining term
Operating lease	3.5	4
Weighted-average discount rate
Operating lease	3.85%	3.85%

Undiscounted cash flows for operating leases recorded in the unaudited consolidated balance sheets were as follows as of March 31, 2026:

As of March 31,
(Unaudited)
2027	451,234
2028	451,234
2029	451,234
2030	225,617
2031	—
Thereafter	—
Total lease payments	1,579,319
Less: imputed interest	(92,154)
Present value of lease liabilities	$1,487,165
Less: Lease payments, current	404,691
lease payments, non-current	1,082,474

Finance lease liabilities mainly consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Finance Lease liabilities
Finance lease liabilities - current	150,753
Finance lease liabilities - non-current	$1,276,562
Total finance lease liabilities	$1,427,315

Weighted-average remaining term and discount rate related to leases were as follows:

Weighted-average remaining term
Finance lease	7.9
Weighted-average discount rate
Finance lease	6.3%

F-31

Undiscounted cash flows for finance leases recorded in the unaudited consolidated balance sheets were as follows as of March 31, 2026:

As of March 31,
(Unaudited)
2027	241,101
2028	241,101
2029	235,985
2030	233,427
2031	233,427
Thereafter	643,041
Total lease payments	1,828,082
Less: imputed interest	(400,767)
Present value of lease liabilities	$1,427,315
Less: Lease payments, current	150,753
lease payments, non-current	1,276,562

15.	CONTRACT LIABILITIES

Contract liabilities were $6,071,072 and $7,499,799 as of March 31, 2026, and September 30, 2025, respectively. Contract liabilities are interest free and generated in the normal course of business.

The Company shipped the products based on customers’ instructions which could occur months after the advance payments have been received.

16.	TAX PAYABLES

As of March 31, 2026, and September 30, 2025, tax payables consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
VAT payable	$1,927,082	$1,829,551
Income tax payable	2,629,096	2,552,599
Other tax payables	46,493	8,639
Total tax payables	$4,602,671	$4,390,789

17.	ACCOUNTS PAYABLE AND OTHER PAYABLES

As of March 31, 2026, and September 30, 2025, accounts payable and other payables consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Accounts payable	$5,584,809	$4,313,552
Accrued payroll and welfare payables	183,006	169,028
Others	187,127	112,948
Total accounts payable and other payables	$5,954,942	$4,595,528

18.	BORROWINGS

The following table sets forth information of the bank borrowings:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Borrowings – current	$1,888,961	$2,002,648
Borrowings – non current	147,631	43,725
Total borrowings	$2,036,592	$2,046,373

F-32

The borrowings consisted of the following at March 31, 2026:

Name	Principal Amount	Outstanding Amount	Borrowings current	Borrowings – non-current	Issuance Date	Expiration Date	Interest Rate
	RMB	RMB	US$	US$
			(Unaudited)
WeBank	600,000	600,000	47,192	39,522	2025/12/11	2027/12/2	12.7%
WeBank	300,000	116,667	16,861	—	2024/9/18	2026/10/2	6.76%
WeBank	200,000	76,190	11,011	—	2024/11/13	2026/11/2	6.76%
WeBank	280,000	280,000	16,225	24,241	2026/2/21	2028/3/2	13.06%
Chailease International Finance &Leasing Co.,Ltd.	4,000,000	595,877	86,117	—	2024/9/14	2026/8/22	6.26%
Bank of China	7,000,000	7,000,000	1,011,648	—	2026/2/13	2027/2/9	2.8%
China Everbright Bank	3,000,000	3,000,000	433,564	—	2025/11/11	2026/5/16	3.5%
WeBank	1,000,000	47,619	6,882	—	2024/4/29	2026/4/24	10.98%
WeBank	320,000	320,000	20,186	26,060	2026/2/21	2028/2/24	18.5%
WeBank	1,200,000	1,085,714	99,100	57,808	2025/11/5	2027/10/24	17.15%
WeBank	800,000	114,286	16,517	—	2024/7/9	2026/6/24	12.6%
WeBank	260,000	115,556	16,700	—	2024/11/29	2026/11/24	12.3%
Youbo Financial Leasing (Shanghai) Co., Ltd.(1)	1,930,000	740,083	106,958	—	2024/12/16	2026/12/15	14.08%
Balance at end of year	20,890,000	14,091,992	1,888,961	147,631

 The borrowings consisted of the following at September 30, 2025:

Name	Principal Amount	Outstanding Amount	Borrowings current	Borrowings – non-current	Issuance Date	Expiration Date	Interest Rate
	RMB	RMB	US$	US$
			(Audited)
WeBank	3,000,000	594,752	83,703	—	2024/3/17	2026/3/2	5.41%
WeBank	300,000	216,667	28,204	2,289	2024/09/18	2026/10/2	6.76%
WeBank	200,000	133,333	16,084	2,681	2024/11/13	2026/11/2	6.76%
China Everbright Bank Co., Ltd.	3,000,000	3,000,000	422,208	—	2024/11/18	2025/11/17	3.50%
Bank of China	7,000,000	7,000,000	985,152	—	2025/2/24	2026/2/24	3.10%
Chailease International Finance &Leasing Co.,Ltd.	4,000,000	1,511,860	212,773	—	2024/09/14	2026/08/22	6.26%
WeBank	1,000,000	333,333	46,912	—	2024/04/29	2026/4/24	10.98%
WeBank	800,000	342,857	48,252	—	2024/07/09	2026/06/24	12.60%
WeBank	260,000	202,222	24,394	4,066	2024/11/29	2026/11/24	12.30%
Youbo Financial Leasing (Shanghai) Co., Ltd.(1)	1,930,000	1,205,480	134,966	34,689	2024/12/16	2026/12/15	14.08%
Balance at end of year	21,490,000	14,540,504	2,002,648	43,725

(2)

On December 16 ,2024, the Company entered into a long-term loan agreement with Youbo Financial Leasing (Shanghai) Co., Ltd with a loan term of two years. The loan of RMB 1,930,000 bears a fixed interest rate of 14.08%. The loan is secured by a corporate guarantee from Ningbo Deloud Information Technology Co., Ltd. and four production lines are pledged as collateral for the financing arrangement.

F-33

19.	NOTES PAYABLE

Notes payable were $2,746,444 and $2,130,699 as of March 31, 2026, and September 30, 2025, respectively.

Notes payable relate to bank’s acceptance for outstanding balances from suppliers. Note payable is secured by restricted cash deposited with the bank.

20.	INCOME TAXES

Cayman Islands

The Company is incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands and is not subject to tax on income or capital gains. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to the Company.

BVI

Under the current laws of the BVI, PN Smart Energy LTD, the Company’s BVI subsidiary, is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HK$”) of profits of the qualifying the company entity will be taxed at 8.25%, and profits above HK$ 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries, GreenHash Limited, did not have assessable profits that were derived in Hong Kong for the six months ended March 31, 2026, and 2025. Therefore, no Hong Kong profit tax has been provided for the six months ended March 31, 2026, and 2025.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax provision for the six months ended March 31, 2026, and 2025 were:

	For the six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Current tax	$10,968	$181,987
Deferred tax	(63,846)	-
Total income tax provision	$(52,878)	$181,987

F-34

	For the six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Net (Loss)/income before provision for income taxes	$(7,188,351)	$573,954
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	(1,797,088)	143,488
Non-deductible expenses	9,098	38,499
Tax-exempt income	1,594,302
Deductible research and development expenses	(196,837)
Effect of different tax rates in jurisdictions other than PRC	185,061
Changes in valuation allowance	152,586
Income tax expense	$(52,878)	$181,987

The significant components of the Company’s deferred tax assets are as follows:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Deferred tax assets:
Allowance of expected credit loss	$460,896	$298,165
Net operating losses	1,492,932	1,502,853
Less: Valuation allowance	(1,859,113)	(1,771,823)
Deferred tax assets, net	$94,715	$29,195

Current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of March 31, 2026 and September 30, 2025, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of March 31, 2026 and September 30, 2025, there were no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

Accounting for uncertain tax position

The Company did not identify significant unrecognized tax benefits for the six months ended March 31, 2026, and the year ended September 30, 2025. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2020 to 2026 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

F-35

21.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the six months ended March 31, 2026, and the year ended September 30, 2025:

	Name	Relationship
(a)	Weiqi Huang	Director, Chairman of the Board, Chief Executive Officer
(b)	Gaokui Zhang	Shareholder of the Company
(c)	Xufeng Lu	Chief Technology Officer
(d)	Jiye He	Chief Information Officer
(e)	Yi Lin	Wife of Gaokui Zhang
(f)	Baili He	Mother of Gaokui Zhang
(g)	Skyline Tech Limited	A Company 100% owned by Weiqi Huang
(h)	Baili Group Limited	A Company 100% owned by Gaokui Zhang
(i)	Linshan Group Limited	Minority shareholder
(j)	Helios Tech Limited	Minority shareholder
(k)	Ningbo Yiqiying New Energy Co., Ltd.	Invested company of Zhejiang Pntech
(l)	Hubei Nanzhuo New Energy Co., Ltd.	Invested company of Zhejiang Pntech
(m)	Nanjing Xisheng Electric Power Co., Ltd	Invested company of Ningbo Skycorp Solar
(n)	Nanjing Xisheng Electric Power Development Co., Ltd	Invested company of Ningbo Skycorp Solar
(o)	Nanjing Xisheng New Energy Technology Co., Ltd.	Invested company of Ningbo Skycorp Solar
(p)	Nanjing Xisheng Electric Co., Ltd	Invested company of Ningbo Skycorp Solar
(q)	Suqian Shuyong New Energy Co., Ltd	Invested company of Zhejiang Pntech
(r)

Due from related parties

As of March 31, 2026, and September 30, 2025, balances due from related parties consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Gaokui Zhang	245,381	1,219,885
Yi Lin	24,542	25,753
Baili He	—	105,552
Jiye He	43,356	23,925
Ningbo Yiqiying New Energy Co., Ltd.	270,689	42,221
Nanjing Xisheng Electric Power Co., Ltd	1,975,547	1,525,649
Nanjing Xisheng Electric Power Development Co., Ltd	316,158	295,745
Nanjing Xisheng New Energy Technology Co., Ltd.	-	634,518
Nanjing Xisheng Electric Co., Ltd	77,986	75,943
Skyline Tech Limited (BVI)	31,000	31,000
Baili Group Limited (BVI)	15,500	15,500
Helios Tech Limited (BVI)	2,000	2,000
Linshan Group Limited (BVI)	1,500	1,500
Hubei Nanzhuo New Energy Co., Ltd.	139,583	28,147
Suqian Shuyong New Energy Co., Ltd.	42,697	150,649
Total due from related parties	$3,185,939	$4,177,987

The amounts due from related parties are interest free and repayment on demand.

F-36

Due to related parties

As of March 31, 2026, and September 30, 2025, balances due to related parties consisted of the following:

	As of March 31, 2026	As of September 30, 2025
	(Unaudited)	(Audited)
Xufeng Lu	$18,836	$18,328
Weiqi Huang	767,743	695,808
Nanjing Xisheng New Energy Technology Co., Ltd.	613,931
Total due to related parties	$1,400,510	$714,136

The amounts due to related parties are interest free and repayment on demand.

Transactions with related parties

For the six months ended March 31, 2026, and 2025, significant related parties transactions were as follows:

	For the six months ended March 31, 2026	For the year ended September 30, 2025
	(Unaudited)	(Audited)
Borrowings from related parties	(1,184,143)	(3,105,579)
Weiqi Huang	$(103,722)	$(3,023,544)
Gaokui Zhang	(1,080,421)	(82,035)

Repayment of borrowings from related parties	86,947	394,915
Weiqi Huang		310,333
Gaokui Zhang	86,947	82,035
Xufeng Lu		2,547

Advances made to related parties	688,559	1,472,950
Weiqi Huang	688,559	3,006
Gaokui Zhang		1,210,127
Yi Lin		26,606
Baili He		104,708
Suqian Shuyong New Energy Co., Ltd.		128,503

Collection from related parties	(733,580)	(128,122)
Weiqi Huang	(626,678)	(127,129)
Yi Lin		(853)
Suqian Shuyong New Energy Co., Ltd.		(140)
Baili He	(106,902)	—

	Nature	For the six months ended March 31, 2026	For the year ended September 30, 2025
		(Unaudited)	(Audited)

Nanjing Xisheng Electric Power Co., Ltd	Solar PV	—	582,998
Nanjing Xisheng New Energy Technology Co., Ltd.	Solar PV	611,926	1,862,925
		611,926	2,445,923

F-37

	Nature	For the six months ended March 31, 2026	For the year ended September 30, 2025
		(Unaudited)	(Audited)

Nanjing Xisheng Electric Power Co., Ltd	Solar PV		566,073
Nanjing Xisheng New Energy Technology Co., Ltd.	Solar PV	1,446,442	625,903
Nanjing Xisheng Electric Co., Ltd	Solar PV		368
Suqian Shuyong New Energy Co., Ltd.	Solar PV		19,756
Ningbo Yiqiying New Energy Co., Ltd.	Solar PV	250,258	24,806
Hubei Nanzhuo New Energy Co., Ltd.	Solar PV	124,158	24,710
		1,820,858	1,261,616

22.	EQUITY

(a)	Ordinary shares

The Company was established under the laws of the Cayman Islands on January 19, 2022. The Company’s shareholders have planned to fund the $50,000 capital in Cayman Islands.

On October 21, 2024, the Company effected a 1-for-10,000 forward split of our Ordinary Shares and the surrender of 475,000,000 Ordinary Shares, approved by the Company’s shareholders and board of directors. As a result of the stock split and share surrender, the authorized and issued ordinary shares were 500,000,000 shares and 25,000,000 shares of a par value of $0.0001, respectively.

On March 4, 2025, the Company issued 2,000,000 shares of Class A at $4.00 per share for total gross proceeds of $8,000,000 in its Initial Public Offering (IPO).

On August 11, 2025, the Company by way of resolution of shareholders passed at the extraordinary general meeting of the Company : increased its authorised share capital from 500,000,000 to 1,000,000,000 ordinary shares of US$0.0001 par value each, reclassified 750,000,000 authorised ordinary shares (including all existing issued shares) as Class A Ordinary Shares of US$0.0001 par value each, cancelled 110,000,000 unissued ordinary shares and created 110,000,000 Class B Ordinary Shares of US$0.0001 par value each, each carrying 35 votes per share, and cancelled 140,000,000 unissued ordinary shares and created 140,000,000 Preferred Shares of US$0.0001 par value. Subsequently, the Company repurchased 13,025,000 Class A Ordinary Shares held by Skyline Tech Limited and issued a corresponding number of Class B Ordinary Shares to this shareholder.

Weiqi Huang, Chief Executive Officer and Chairman of the Board, beneficially holds 13,025,000 Class B Ordinary Shares, or 100% of the outstanding Class B Ordinary Shares through his 100% shareholding of Skyline Tech Limited, a British Virgin Islands corporation. Following the extraordinary general meeting held in August 2025, the Company repurchased 13,025,000 Class A Ordinary Shares from Skyline Tech Limited and issued a corresponding number of Class B Ordinary Shares to this shareholder.

As of September 30, 2025, there were 27,000,000 ordinary shares, par value US$0.0001 per share, being the sum of 13,975,000 Class A ordinary shares, par value of US$0.0001 per share, and 13,025,000 Class B ordinary shares, par value of US$0.0001 per share. On April 13, 2026, the Company effected a reverse share split on all of its issued and unissued shares at an exchange ratio of 1-for-20 reverse split. After giving effect to such 1-for-20 reverse share split, the number of Class A ordinary shares outstanding was 698,750 and the number of Class B ordinary shares outstanding was 651,250 as of September 30, 2025. Each ordinary share has a par value of US$0.002(US$0.0001 per share before the 1-for-20 reverse share split), with an aggregate total par value of US$2,700.

On October 14, 2025, the Company issued 600,000 Class B ordinary shares (equivalent to 12,000,000 shares before the 1-for-20 reverse share split) as full share consideration to SKYLINE TECH LIMITED, in connection with the acquisition of 24% equity interests in NANJING CESUN POWER CO., LTD under the Share Purchase Agreement. Each Class B ordinary share has a par value of US$0.002 with an aggregate par value of US$1,200.

On December 22, 2025, the Company issued an aggregate of 153,000 Class A ordinary shares (equivalent to 3,060,000 shares before the 1-for-20 reverse share split) to four employees. Each Class A ordinary share has a par value of US$0.002 with an aggregate par value of US$306.

On January 26, 2026, the Company issued an aggregate of 237,000 Class A ordinary shares (equivalent to 4,740,000 shares before the 1-for-20 reverse share split) to thirteen employees. Each Class A ordinary share has a par value of US$0.002, with an aggregate par value of US$474.

F-38

On February 21, 2026, the Company issued an aggregate of 198,000 Class A ordinary shares (equivalent to 3,960,000 shares before the 1-for-20 reverse share split) to four individual shareholders as consideration for the acquisition of Nanjing Chenxi Jianzhi Technology Co., Ltd. Each Class A ordinary share has a par value of US$0.002, resulting in an aggregate par value of US$396.

As of March 31, 2026, after giving effect to the reverse share split completed on April 13, 2026, the Company had 1,286,775 outstanding Class A ordinary shares and 1,251,250 outstanding Class B ordinary shares. Each ordinary share has a par value of US$0.002, resulting in an aggregate par value of US$5,076. Class A Ordinary Shares with one vote each and Class B Ordinary Shares with 35 votes each.

(b)	Additional paid in capital

As of March 31, 2026, and September 30, 2025, the additional paid-in capital of the Company was $26,067,697 and $ 8,464,735, respectively.

On March 6, 2025, the Company received the net proceeds of $6,432,080 after deducting expenses primarily consisting of underwriting compensation, legal fees, and audit fees by issuing 2,000,000 ordinary shares at $4.00 per share for total gross proceeds of $8,000,000 in its Initial Public Offering (IPO).

On October 12, 2025, the Company granted 153,000 Class A ordinary shares (equivalent to 3,060,000 shares before the 1-for-20 reverse share split) under its employee stock option plan with an exercise price of US$0.5 per share. Employees exercised such stock options on December 11, 2025, and the Company received total exercise proceeds of US$1,530,000. The par value of each share is US$0.002, resulting in a total par value of US$306 recorded to share capital, with the remaining US$1,529,694 credited to additional paid-in capital. The fair value of the granted shares, calculated based on the closing share price of US$0.7051 on the grant date, amounted to US$2,157,606, which was recognized as share-based compensation expense and credited to additional paid-in capital.

On October 14, 2025, the Company issued an aggregate of 600,000 Class B ordinary shares (equivalent to 12,000,000 shares before the 1-for-20 reverse share split) to SKYLINE TECH LIMITED as acquisition consideration. The total transaction consideration was US$8,654,880, consisting of US$1,200 aggregate par value (based on a par value of US$0.002 per share after the 1-for-20 reverse share split), with the remaining US$8,653,680 recorded in additional paid-in capital.

On January 3, 2026, the Company granted 237,000 Class A ordinary shares (equivalent to 4,740,000 shares before the 1-for-20 reverse share split) to employees under its employee stock option plan with an exercise price of US$0 per share. The employees exercised the options on January 21, 2026. The total fair value of such grants, measured based on the closing share price of US$0.725 per share on the grant date, was US$3,436,500. Each share has a par value of US$0.002; accordingly, US$474 was recorded to share capital, and the residual amount of US$3,436,026 was recognized as share-based compensation expense and credited to additional paid-in capital.

On February 21, 2026, the Company issued an aggregate of 198,000 Class A ordinary shares (equivalent to 3,960,000 shares before the reverse share split) to four individuals as acquisition consideration. The total transaction consideration was US$1,826,352, consisting of US$396 aggregate par value (based on a par value of US$0.002 per share after the 1-for-20 reverse share split), with the remaining US$1,825,956 recorded in additional paid-in capital.

F-39

(c)	Statutory reserve

The Company is required to make appropriation to certain reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2026, and September 30, 2025, the balance of statutory reserve was $212,009 and $138,408, respectively.

(d)	Non-controlling interests

For the six months ended March 31, 2026, and 2025, net income attributable to non-controlling interests on the consolidated statements of comprehensive income comprised:35% equity interest of Zhejiang Pntech Technology Co.,Ltd, 25% equity interest of Ningbo Pntech New Energy Co.,Ltd ,40% equity interest of Ningbo Zhuoxing Logistics Co., Ltd, 17.85% equity interest of Pntech (Shaoxing) New Energy Co., Ltd, 35% equity interest of Ningbo Yijiaren New Energy Co., Ltd, 10% equity interest of Nanjing Skycorp Trading Co., Ltd, 6% equity interest of Nanjing Skycorp Metal Technology Co., Ltd.

As of March 31, 2026, and September 30, 2025, the Company’s non-controlling interests were $2,754,412 and $2,592,185, respectively.

23.	SEGMENT REPORTING

The Company has determined that it operates in two main operating segments: (1) Solar PV products and (2) Other services consist of freight forwarding service and PV power station operation

The Company’s CODM, Chief executive officer (Huang Weiqi), measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. Although most of the Company’s long-lived assets are located in the PRC, for the six months ended March 31, 2026, revenue from domestic sales within the PRC accounted for 58% of total revenue, export sales to other countries accounted for 42%. So the Company presented geographical information as requested.

The breakdown of total revenues by geographic market for the six months ended March 31, 2026, and 2025 were presented as follows.

	For the six months ended March 31,
	2026		2025
	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Mainland China	$14,687,286	58%	$16,700,200	69%
Asia other than mainland China	6,459,695	25%	4,890,194	20%
Others	4,352,155	17%	2,585,877	11%
Total	$25,499,136	100%	$24,176,271	100%

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the six months ended March 31, 2026, and 2025:

For the Six Months Ended March 31, 2026

	Solar PV products	Others	Consolidated
	(Unaudited)	(Unaudited)	(Unaudited)
Current assets	$31,053,368	433,234	$31,486,602
Non-current assets	9,649,687	2,408,055	12,057,742
Revenues	24,072,467	1,426,669	25,499,136
Segment gross profit	2,737,979	219,786	2,957,765
Segment gross margin	11.37%	15.41%	11.60%

F-40

For the Six Months Ended March 31, 2025

	Solar PV products	High performance computing products	Consolidated
	(Unaudited)	(Unaudited)	(Unaudited)
Current assets	$32,754,430	$—	$32,754,430
Non-current assets	11,337,844	—	11,337,844
Revenues	22,915,062	1,261,209	24,176,271
Segment gross profit	3,231,627	472,298	3,703,925
Segment gross margin	14.10%	37.45%	15.32%

24.	CONCENTRATIONS

Credit risk

As of March 31, 2026, and September 30, 2025, cash and cash equivalents balances in the PRC were $4,882,622 and $9,343,368, respectively, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by PBOC (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $71,249). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Foreign Currency Risk

Foreign currency risk primarily arises from future commercial transactions and recognized assets and liabilities denominated in a currency other than the functional currency of the relevant entities. The Company manages its foreign currency risk by performing regular reviews of the Company’s net foreign exchange exposures and tries to minimize non-functional currency transactions.

The Company operates mainly in the Mainland China with most of the transactions settled in RMB. Management considers that the business is not exposed to significant foreign exchange risk as there are no significant assets or liabilities of the Company denominated in the currencies other than the respective functional currencies of the Company’s entities.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial conditions and results of operations. The Company is exposed to floating interest rate risk on bank deposits and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage interest risk exposure.

Liquidity Risk

As of March 31, 2026, and September 30, 2025, the Company had $4,882,622 and $9,343,368 in cash. The Company intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying business, the policy of the Company is to regularly monitor the Company’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Company’s liquidity requirements.

The Company expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of the issuance of financial statements.

F-41

Concentrations of customers

No single customer accounted for 10% or more of the Company’s total revenues for the six months ended March 31, 2026 and 2025.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s trade receivables：

	As of March 31, 2026		As of September 30, 2025
Customers	Amount	Percentage	Amount	Percentage
	(Unaudited)		(Audited)
A	$ *	*	$2,960,676	29.14%
B	5,040,041	47.82%	2,635,125	25.94%
C	*	*	1,212,345	11.93%
D	1,915,302	18.17%

*	represented the percentage below 10%

Concentration of suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase or the six months ended March 31, 2026, and 2025.

	For the six months ended March 31,2026		For the six months ended March 31,2025
Suppliers	Amount	Percentage	Amount	Percentage
	(Unaudited)		(Unaudited)
A	$ *	*	$5,379,314	30.75%
B	3,926,750	17.81%	4,224,590	24.15%
C	4,483,100	20.34%	3,652,041	20.88%
D	*	*	1,962,518	11.22%
E	4,035,176	18.30%

*	represented the percentage below 10%

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s trade payables:

	As of March 31, 2026		As of September 30, 2025
Suppliers	Amount	Percentage	Amount	Percentage
	(Unaudited)		(Audited)
A	$1,230,298	22.07%	$1,736,521	40.26%
B	*	*	850,441	19.72%
C	1,327,795	23.82%	*	*
D	603,710	10.83%	*	*
E	585,630	10.51%	*	*

*	represented the percentage below 10%

F-42

25.	COMMITMENTS AND CONTINGENCIES

(a)	Lease Commitments

The Company entered into an operating lease of plant, warehouse and office in Ningbo City, Zhejiang Province, China with a term of 5 years. Our commitment for minimum lease payment under this operating lease as of March 31, 2026, and September 30, 2025 are disclosed in Note 14.

(b)	Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2026, and September 30, 2025, and through the issuance date of these consolidated financial statements.

(c)	Capital commitments

On May 11, 2023, the Company committed to invest $71,249 (RMB 500,000) to Ningbo Yiqiying New Energy Co., Ltd. As of March 31, 2026, the Company had outstanding balances of $71,249 (RMB 500,000). The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 25, 2023, the Company committed to invest $6,000,000 (RMB 43,321,800) to establish a new company, Nanjing Cesun Power Co., Ltd., with other parties. As of March 31, 2026, the Company paid 5,464,618 (RMB 38,828,840) and had $535,382 (RMB 4,492,960) outstanding. The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 23, 2023, the Company committed to invest $142,499 (RMB 1,000,000) to establish a new company, Hubei Nanzhuo New Energy Co., Ltd., with other party. As of March 31, 2026, the Company had $142,499 (RMB 1,000,000) outstanding. The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 24, 2024, the Company committed to invest $35,625 (RMB 250,000) to Taizhou Shuyong New Energy Co., Ltd. As of March 31, 2026, the Company had outstanding balances of $35,625 (RMB 250,000). The Company expected to pay off the outstanding capital fund before September 30, 2026.

26.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 4, 2026, the date the financial statements were issued and filed with the U.S. Securities and Exchange Commission. Based on the Company’s evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements, except the following:

On June 25, 2026, the Company obtained a RMB 700,000 working capital loan from WeBank Co., Ltd., Shenzhen Qianhai for daily operational turnover with a term of 24 installments and an annual interest rate of 16.58%, which is jointly and severally guaranteed by the Company’s legal representative.

On April 30, 2026, the Company entered into a share acquisition agreement to acquire the remaining 56% equity interest in Nanjing Cesun Power Co., Ltd. The total consideration of USD 20,194,720 was settled by issuing an aggregate of 7,983,000 ordinary shares, including 4,904,000 Class B ordinary shares and 3,079,000 Class A ordinary shares. The closing date of this equity acquisition transaction is June 30, 2026. Following the closing, the Company holds 100% equity interest in the target company.

On April 13, 2026, PN completed a reverse share split on all issued and unissued shares at an exchange ratio of 1-for-20 reverse split, and all share and per-share amounts in the financial statements have been retroactively restated to reflect the impact of such reverse split.

F-43